December 27, 2019

Joseph Miller
Chief Financial Officer
Cerecor Inc.
540 Gaither Road, Suite 400
Rockville, MD 20850

       Re: Cerecor Inc.
           Registration Statement on Form S-4
           Filed December 20, 2019
           File No. 333-235666

Dear Mr. Miller:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Donald R. Reynolds, Esq.